1st FRANKLIN FINANCIAL CORPORATION

135 East Tugalo Street

Post Office Box 880

Toccoa, Georgia 30577

May 6, 2022

Via EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:

1st Franklin Financial Corporation

Post-Effective Amendment No. 3 to
Registration Statement on Form S-1
Filed April 15, 2022

File No. 333-237643

Ladies and Gentlemen:

On behalf of 1st Franklin Financial Corporation (the “Company” or “1st Franklin”), this letter is in response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 2, 2022 (the “Comment Letter”) to the Company with respect to the above-referenced filing regarding the Company’s Senior Demand Notes (the “Demand Notes”).

As the Staff is aware, the Company is engaged in the consumer finance business, which involves making loans that are funded through the issuance of short and longer-term debt securities.  The Company is not a bank, and instead conducts its business under a structure that has been established for decades with the guidance and review of the Commission and applicable state securities regulators. For over four decades, the Company has maintained a continuous series of registration statements (and, where required, Section 10(a)(3) post-effective amendments thereto), which have been subject to review from time to time by the Commission and have repeatedly been declared effective, and which enable the Company to offer and sell securities on a delayed or continuous basis in order to conduct its business operations.  There is an extensive record of the Company’s dialogue with members of the Staff over the past several decades that has formed the basis of the Company’s offering structure and terms, the format of the Company’s registration statements, and the disclosure contained in these numerous registration statements, post-effective amendments and the prospectuses and prospectus supplements contained therein or related thereto.  The Company does not have any securities registered pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended

NAI-1530429736v3

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 6, 2022

(the “Exchange Act”), but the Company does file periodic reports with the Commission pursuant to the requirements of Section 15(d) of the Exchange Act.

Prior to the effectiveness of the Commission’s Securities Offering Reform rules in 2005, the Company had utilized Form S-2 for its series of registration statements.  Since 2006, the Company has utilized Registration Statements on Form S-1 to register its offers and sales on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), and during the three-year life of such registration statements the Company annually files post-effective amendments to its registration statements in order to meet its obligations under Section 10(a)(3) of the Securities Act.  As the Company is not eligible to use Form S-3 or to forward incorporate by reference, this is the process that the Company has followed and which is consistent with previous communications with the Staff.

The Comment Letter was issued with respect to the Company’s most recent Section 10(a)(3) post-effective amendment, and raises comments that the Company believes are substantially similar to comments that have been the subject of previous communications and discussions with the Staff, and on which the Company and the Staff have reached agreement in the past, and on which the Company has relied.

The Company’s responses to the questions raised in the Comment Letter are set out below. For ease of reference, we have included the text of each of the Staff’s comments in bold-face type below, followed by our response thereto.

Post-Effective Amendment No. 3 to Registration Statement on Form S-1

General

1.

We note that you intend to change the interest rates from time to time. The interest rates are material terms of notes thus changes appear to represent the offer and sale of a new security given the new investment decision that will be made in connection with each interest rate change. Accordingly, it appears that you will be conducting an exchange in which notes with the new interest rate will be exchanged for the notes with the old interest rate. Please tell us how you intend to conduct each exchange in compliance with Section 5 of the Securities Act.

Response:  One of the established features of the Demand Notes is that they are subject to variable interest rates.  Such feature is an essential element of the terms of the Demand Notes and is explicitly stated on the cover page of the base prospectus and is disclosed in detail throughout the registration statements and prospectuses with respect to the Demand Notes.  The interest rates payable on the Demand Notes are set from time to time by the Company and the applicable rate for each investor depends upon that investor’s then-current daily balance of Demand Notes, within the following ranges: $1.00 to $2,499.99; $2,500.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over. The mechanics of the variable interest feature are clearly disclosed in the registration statement and prospectus at the time that an investor makes its investment decision; and at any time and for any reason, the investor may redeem its Demand Notes at its discretion and without penalty.

The Company respectfully submits to the Staff that the Company does not believe that changes in the interest rate in accordance with the established terms of the Demand Notes cause the Demand Notes to constitute a new security or involve an investment decision. Instead, the change in interest rate is a feature of the Demand Notes that is solely a change in one of the variable terms of the original security, accomplished in the manner contemplated and expressly provided for at the time the security was issued. In addition, the Company respectfully notes to the Staff that the Demand Notes, by their terms, have no stated maturity date and instead are payable in whole or in part at any time upon the demand of a holder without penalty. Such feature of the Notes further supports the Company’s position that the variable interest rate feature does not represent the offer and sale of a new security in connection with any interest rate change. Furthermore, on the basis that a change in the variable interest rate feature of the Demand Notes does not constitute a new security or involve a new investment decisions, the Company respectfully submits to the Staff that the Company does not believe that any exchange of Demand Notes occurs in connection with any interest rate change occurring in accordance with the original terms of the Demand Notes.

2.

You state that “[a] holder of Senior Demand Notes will not be expressly notified of changes in any applicable interest rate; then-current interest rates will be available by calling or visiting [y]our executive offices, and on [y]our website" and that you will file a notice of any interest rate change in a prospectus supplement "as appropriate." It is not clear that filing a prospectus supplement will appropriately update the registration statement and prospectus for purposes of the federal securities laws. Specifically, how this complies with Rule 409 under the Securities Act or establishes a new effective date for the registration statement for liability purposes. In this regard, we note that you are not eligible to rely on Rule 430B or Rule 430C. Please provide your detailed legal analysis explaining how filing a prospectus supplement satisfies the federal securities laws, including why you are not required to file a post-effective amendment in connection with each interest rate change.

Response:  The Company acknowledges its statement in the prospectus forming a part of the Post-Effective Amendment No. 3 that “[a] prospectus supplement setting forth the most recently determined interest rates will be filed with the SEC, as appropriate.”  We would respectfully note that the Staff previously raised a substantially similar issue with the Company, relating to the Company’s Variable Rate Subordinated Debentures (“Debentures”), in a series of comment letters in 2005, which was accompanied by extensive dialogue between representatives of the Company, Jones Day, its legal counsel, and the Staff, with respect to offerings of the Company’s securities and its related disclosures.

In connection with the prior dialogue with and comments from the Staff with respect to these issues relating to the Debentures, it was the Staff’s stated position to the Company that interest rate adjustments must be reflected in a prospectus supplement that should be filed at the time of each interest rate adjustment.  The Staff noted that position in its comment number 2 in its letter dated September 30, 2005 to the Company, and the Company responded in its letter dated October 11, 2005, as follows:

“2.

Please confirm that the registrant will file a prospectus supplement at the time of each interest rate adjustment, which you indicate occurs each week.  Please see telephone interpretations D21 and 22.

ANSWER:  The Company confirms that it will file a prospectus supplement reflecting each interest rate adjustment in accordance with the requirements of applicable Commission telephone interpretations and Rule 424 of the Securities Act.  The cover page of the prospectus explicitly states that a prospectus supplement setting forth the then-current interest rate features will be filed weekly by the Company with the Commission.”

Because the Demand Notes and the Debentures each have variable interest rate features, including where such interest rates are determined by the Company at its discretion after evaluation of market conditions, the Company has developed the Demand Notes offering structure, terms and disclosures in the same manner as that of the Debentures, to the extent applicable and appropriate to comply with the federal securities laws. Accordingly, the Company respectfully submits to the Staff that it continues to believe that filing a prospectus supplement, in accordance with the Staff’s directive referenced above with respect to the Debentures and the position stated in the telephone interpretations that were cited by the Staff at that time, is appropriate to update the registration statement and prospectus to set forth the most recently determined interest rates for the Demand Notes.

The Company also believes that filing a prospectus supplement to reflect interest rate changes that occur pursuant to the terms of the Demand Notes is in accordance with Question 113.01 of the Securities Act Forms Compliance and Disclosure Interpretations, which provides that while a post-effective amendment is required to satisfy the requirements of Section 10(a)(3) of the Securities Act where a continuous offering under Securities Act Rule 415 is registered on Form S-1, “[o]ther changes to the information in the prospectus contained in the registration statement generally may be made by filing a prospectus supplement.”

3.

Please tell us how you intend to comply with the Trust Indenture Act of 1939 with respect to each interest rate change. Explain whether you intend to enter into new indentures in connection with each interest rate change that would require qualification under the Trust Indenture Act. If not, explain how interest rate changes will be implemented under the qualified indenture and how you will communicate these changes to note holders.

Response:  The Company respectfully submits to the Staff that, in part based upon the prior analyses and discussions with the Staff outlined herein above, and the resulting conclusion that the effectiveness of the Demand Notes’ adjustable interest rate feature does not constitute a new security or involve an additional investment decision, there is no requirement to enter into any new indentures in connection with any interest rate change to the Demand Notes.

*       *       *       *       *       *       *

If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at 706.282.5549 or by email at BJG7303@1ffc.com, or our legal counsel at Jones Day, Mark L. Hanson, by telephone at 404.581.8573 or by email at mlhanson@jonesday.com.  We appreciate your assistance in this process.

Very truly yours,

1st Franklin Financial Corporation

/s/ Brian J. Gyomory

Brian J. Gyomory

Executive Vice President and Chief Financial Officer

cc:

Mark L. Hanson (Jones Day)

Justin W. McKithen (Jones Day)

A. Roger Guimond (1st Franklin Financial Corporation)

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